PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36959

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **COOPER MALONE MCCLAIN, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7701 E KELLOGG DR, SUITE 700

(No. and Street)

WICHITA	**KS**	**67207**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN K COOPER	**316-685-5777**	**JCOOPER@CMMCI.COM**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130	**MAITLAND**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)
JULY 28, 2004		**1839**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN K COOPER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COOPER MALONE MCCLAIN, INC., as of 4/10, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC - State of Kansas
Leann Elleen Roth
My Appt. Expires 4/28/26

Signature: John K Cooper

Title: PRESIDENT

Leann Eileen Roth
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COOPER MALONE MCCLAIN, INC.

Report of Independent Registered Public Accounting Firm
And
Statement of Financial Condition

December 31, 2023

COOPER MALONE MCCLAIN, INC.
YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

This is a copy of the Company's annual financial statements reproduced
from an electronic file. An original copy of this document
is available in the Company's office.

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Cooper Malone McClain, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cooper Malone McClain, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cooper Malone McClain, Inc.'s management. Our responsibility is to express an opinion on Cooper Malone McClain, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cooper Malone McClain, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Cooper Malone McClain, Inc.'s auditor since 2013.

Maitland, Florida

April 5, 2024

COOPER MALONE MCCLAIN, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$	21,776
Deposit with clearing organization		183,528
Receivables:		
Commissions and interest		63,631
Other		300
Furniture and equipment, net of accumulated		
depreciation of $58,213		2,569
Other assets:		
Cash surrender value of life insurance		1,152,915
Prepaid expense		14,837
Total assets	$	1,439,555

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
Commissions payable	$	28,527
Clearing organization		6,600
Other liabilities		9,146
Total liabilities		44,273
Stockholder's equity		
Common stock, par value $1 per share; authorized		
1,000,000 shares, issued and outstanding 100,000		
shares		100,000
Additional paid-in capital		727,657
Retained earnings		567,624
Total stockholder's equity		1,395,281
	$	1,439,555

The accompanying notes are an integral part of the financial statements.

1. **BUSINESS OPERATIONS**
    Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

    The Company is a full service broker/dealer offering security products to its customers. The Company also offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. The Company may also purchase and sell fixed income securities in the secondary market.

    The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule as well as operating under Footnote 74 of the SEC Release NO. 34-70073. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with the clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
    Basis of presentation - The financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

    Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Income Taxes - The Company elected to be taxed as a small business corporation under Subchapter S of the Internal Revenue Code. Under such provisions, stockholders are taxed individually on their respective share of a company's taxable income, and the company generally does not incur income taxes at the company level. As such, there is no tax provision recognized in the financial statements. It is customary for S corporations to make stockholder distributions to be used by stockholders to pay quarterly estimated taxes and annual year-end tax amounts. Such distributions are treated as a reduction of equity when paid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (cont.) - The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2020, 2021, 2022, and 2023.

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Receivables - Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account.

Credit Losses - The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

There was no allowance for credit losses as of December 31, 2023. The company had accounts receivable as of December 31, 2022 and 2023 of $63,509 and $63,931, respectively.

Securities Owned - Securities owned are classified as investment inventory or company investments, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. They are carried at fair market value. Securities classified as investment inventory are those held by the Company to be sold to its customers. Securities classified as company investments are those held by the Company for income and capital appreciation. The Company did not own any securities as of December 31, 2023.

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed on a straight-line basis using estimated useful lives of five to ten years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Cash Surrender Value of Life Insurance - Cash Surrender values are determined by the underwriting insurance company's valuation models and represent the guaranteed value the Company would receive upon surrender of the policies as of December 31, 2023. These policies are held on the Company's founders.

Leases - The Company recognizes and measures material leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate at the commencement date. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow and amount equal to the lease payments under similar terms and in a similar economic environment.

A ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for these lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company is a lessee in an operating lease for office space (see Note 6).

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments - Revenue from contracts with customers includes commission income, investment advisory service fees and mutual fund fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and trading profits- The Company buys and sells mutual funds, variable annuities, and securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions, trading profits and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Advisory and Discloure Fees - The Company provides investment advisory and discloure services on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangement are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Distribution and 12b-1 Fees - The company enters arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

6

4. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $50,000 or various percentages of securities owned. The Company held deposits of $183,528 at December 31, 2023.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following:

Office furniture and fixtures	$ 59,414
Computer equipment	1,368
	60,782
Less:	
Accumulated depreciation	58,213
	$ 2,569

Depreciation expense for the year ended December 31, 2023 was $780.

6. LEASES

The Company has an obligation as a lessee for office space under a month-to-month lease. Payments due under the lease contract include fixed payments plus variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. The fixed and variable lease payments are recognized as costs when payment is due. No amounts are reported on the balance sheet for the short-term office space lease.

The original office space lease expired on May 31, 2022, and the Company has continued to lease the office space on a month to month basis since June 1, 2022 at the same rental rate as the expired lease. A new lease has not been executed.

The components of lease cost for the year ended December 31, 2023 are as follows:

Variable lease cost	$ 5,892
Short term lease cost	39,228
Total lease cost	$ 45,120

7. EMPLOYEE BENEFIT PLAN

The Company has a SIMPLE plan covering substantially all employees. Participants may contribute from 1% to 75% of their compensation on a pre-tax basis, up to maximum contribution limits established by the IRS annually. The Company matches up to 3% of contributions each pay period. The Company contributed $7,204 during the year ended December 31, 2023.

8. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital and net capital requirements of $1,377,576 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

9. **OFF BALANCE SHEET RISK**

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

10. **COMPANY CONDITIONS**

The Company has a loss of $1,983 for the year ending December 31, 2023. The Company's stockholder has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

11. **SUBSEQUENT EVENTS**

Subsequent events have been identified through April 5, 2024, which is the date the financial statements were issued, and no events have been identified which require disclosure.